October 12, 2006

Mr. Thomas J. Weldgen
Vice President and Chief Financial Officer
CPAC, Inc.
2364 Leicester Road, P.O. Box 175
Leicester Road, NY 14481-0175

      Re: CPAC, Inc.
             File No. 000-9600

Dear Mr. Weldgen:

In a letter dated September 28, 2006, you request that the staff not object to CPAC, Inc's management's conclusion that after consideration of CPAC's unique facts and circumstances, the Rule 4-08(g) disclosure included in CPAC, Inc.'s periodic reports, which you describe in your letter, related to its investment in TURA AG represents substantial compliance with the requirements of Rule 3-09 of Regulation S-X.

Based on your unique facts and circumstances, we will not object.

The positions described above are based solely on the information included in your letter. New or different facts could warrant a different conclusion. If you have any questions regarding this letter, please call me at 202.551.3516.

             Sincerely,

             Todd E. Hardiman
             Associate Chief Accountant